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                               Filed by Eimo Oyj
             Pursuant to Rule 425 under the Securities Act of 1933
                           Subject Company: Eimo Oyj
                         Commission File No. 132-01856


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EIMO OYJ STOCK EXCHANGE RELEASE 21.07.2000 09:30                         1 (2)

EXCERPT FROM TRIPLE S PLASTICS' EARNINGS REPORT

Eimo Oyj and Triple S Plastics, Inc. have signed a formal Merger Agreement to create a global manufacturing company focused on serving the mobile communications industry and other high growth industries.

Triple S Plastics, Inc has reported its first quarter (April - June) results. The report is available on www.nasdaq.com.

Excerpt:

Triple S Plastics, Inc. (NASDAQ:TSSS) reported today that its net sales were $32,138,000 for the first quarter ended June 30, 2000, representing a 67% increase from sales of $19,246,000 for the first quarter last year. The Company reported net income of $2,211,000 or $.59 per share -- $.50 diluted, compared to a net loss of $(621,000) or $(.17) per share -- basic and diluted -- last year after a net charge of $840,000 for plant closing costs.

The sales increase, compared to the prior year, reflects strong shipments to the Telecommunications market which comprised 71% of net sales for the first quarter of this year.

End of excerpt.

EIMO OYJ



Jalo Paananen
Chairman of the Board


Contacts:
Elmar Paananen, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.

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                                                                           2 (2)

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.

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EIMO OYJ STOCK EXCHANGE RELEASE 21.07.2000 09:30                          1 (2)

EIMO ANNOUNCES PUBLIC AVAILABILITY OF MERGER AGREEMENT

Eimo Oyj (HEX: EIMAV) announced today that the merger agreement and certain related documents with respect to its previously announced merger with Triple S Plastics, Inc. had been publicly filed by Triple S as exhibits to its Form 8-K filed with the U.S. Securities and Exchange Commission on July 19, 2000.

A spokesman for Eimo noted that the Form 8-K contained a detailed description of the mechanics of the exchange ratio calculation, as well as illustrative examples of such calculations. The spokesman stated: "The description in the Form 8-K and in the Merger Agreement itself of the Exchange Ratio calculation illustrates that although the maximum and minimum number of Eimo shares issuable in the transaction is fixed within a range of numbers by application of the exchange ratio formula, the value represented by the Eimo shares to be received by Triple S stockholders is free-floating and will be dependent on the value of the Eimo shares at the time of closing."

EIMO OYJ



Jalo Paananen
Chairman of the Board


Contacts:
Elmar Paananen, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be, and the Triple S Form 8-K is, available free of charge from the SEC website at www.sec.gov.

                                                                           2 (2)

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.

                                       5